UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number 001-38370

CollPlant Holdings Ltd.

(Exact name of registrant as specified in its charter)

3 Sapir Street, Weizmann Science Park

Ness Ziona 74140, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On October 19, 2018, CollPlant Ltd. (“Collplant”), a wholly-owned subsidiary of Collplant Holdings Ltd. (the “Company”), entered into a License, Development and Commercialization Agreement (the “Agreement”) with Lung Biotechnology PBC (“LB”), a public benefit corporation and wholly-owned subsidiary of United Therapeutics Corporation, pursuant to which Collplant and LB will collaborate in the development of engineered lungs or lung substitutes using Collplant’s rhCollagen and Bioink.

Pursuant to the Agreement, Collplant granted, subject to effectiveness, to LB and its affiliates, an exclusive, perpetual, royalty-bearing and transferable license of Collplant’s technology relating to the production and use of Collplant’s rhCollagen and BioInk for the commercialization of engineered lungs or lung substitutes using 3D bioprinting processes throughout the universe. Further, under the Agreement, Collplant granted to LB and its affiliates, a two-year option to extend the license to engineered organs or organ substitutes of up to three additional organs specified in the Agreement (each an “Option Product” and together with lungs, the “Covered Products”). Further, at the end of the option period, LB and its affiliates shall have a one-year right of first refusal to receive an exclusive license under Collplant’s technology relating to the production and use of Collplant’s rhCollagen and BioInk for the Option Products. Other than under the Agreement, Collplant has agreed not to conduct, enable or fund any research, development or commercialization, or grant any license, with respect to the Covered Products during the term of the Agreement, unless with respect to any Option Product, the option is not exercised and the right of first refusal period expires.

The Agreement provides that following effectiveness, LB will purchase Collplant’s Bioink on a non-exclusive basis for use in the development and manufacture of Covered Products and for up to the first two years of the Agreement, Collplant will supply LB with a specified limited quantity of Bioink without charge. The Agreement further provides that following effectiveness, LB will build a facility, or engage a manufacturer to build a facility, in the U.S. for the manufacture of Collplant’s rhCollagen and BioInk and the parties have agreed to collaborate in the design and construction of the facility.

Upon effectiveness of the Agreement, Collplant shall be entitled to an upfront cash payment of $5 million. In addition, the Agreement provides for one-time non-refundable option payments of $3 million per Option Product ($9 million in the aggregate), and up to $30 million of milestone payments payable as follows: (i) $5 million upon completion of the U.S. facility design, (ii) $5 million upon completion of production of a specified amount of Bioink, and (iii) $5 million for FDA marketing approval for each Covered Product (up to $20 million in the aggregate). Further, Collplant shall be entitled to a fixed-fee royalty payment (subject to certain adjustment) for each product commercially sold during the term of the Agreement, a fee for the supply of certain quantities of Bioink to LB, and reimbursement for certain costs related to the U.S. facility and any payment made by Collplant to the Israel Innovation Authority (the “IIA”) (formerly the Office of the Chief Scientist of the Israeli Ministry of Economy).

Unless earlier terminated, the Agreement will continue in effect on a Covered Product-by-Covered Product and country-by-country basis until the later of (i) the expiration, invalidation or abandonment of the last Collplant patent covering a Covered Product in a particular country, and (ii) 12 years from the first commercial sale of such Covered Product in such country. Following expiration (unless earlier terminated), the licenses granted to LB in the Agreement will continue on a fully paid-up, irrevocable basis. The Agreement may be terminated early by either party for material breach or bankruptcy. In addition, Collplant may terminate the Agreement in the case of a challenge made by LB, its affiliates or sub-licensees with respect to a Collplant patent covering a Covered Product or if LB and its affiliates and sub-licensees discontinue development and commercialization of all Covered Products for at least one year. LB may terminate the Agreement at any time upon 30 days’ written notice with respect to the entirety of the Agreement and upon 30 days’ written notice with respect to its license and other rights under the Agreement relating to one or more Collplant patents, on a patent-by-patent and country-by-country basis.

The substantive terms of the Agreement, including payment terms described above, come into effect upon the satisfaction of the following: (i) approval by the IIA of the Agreement and acceptance of the approval by LB, (ii) the representations and warranties of Collplant continuing to be accurate in all respects, and (iii) LB and Collplant agreeing in writing to the maximum portion of payments to the IIA by Collplant for which LB is required to reimburse Collplant. The Company entered into a separate Parent Guarantee with LB, pursuant to which the Company guaranteed the full performance of Collplant’s obligations, duties and liabilities under the terms of the Agreement.

The foregoing description of the Agreement does not purport to be a complete description of all of the terms of the Agreement, and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is furnished as Exhibit 10.1 hereto. Certain terms of the Agreement have been omitted from this Report on Form 6-K and have been omitted from the version of the Agreement filed as Exhibit 10.1 hereto pursuant to a Confidential Treatment Request that the Company plans to submit to the Securities and Exchange Commission at the time of the filing of this Report on Form 6-K.

On October 22, 2018, the Company issued a press release announcing entry into of the Agreement and a copy of the press release was attached as an exhibit to a Report on Form 6-K that was furnished to the Securities and Exchange Commission on October 22, 2018.

Exhibit

10.1†	License, Development and Commercialization Agreement dated as of October 19, 2018, between Lung Biotechnology PBC and CollPlant Ltd.

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT HOLDINGS LTD.

Date: October 25, 2018	By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Deputy CEO and Chief Financial Officer

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